NO ACT

PE
12-7-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10013189

January 6, 2010

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-10

Re: Verizon Communications Inc.
Incoming letter dated December 7, 2009

Dear Ms. Weber:

This is in response to your letters dated December 7, 2009, December 15, 2009, and January 4, 2010 concerning the shareholder proposal submitted to Verizon by the Unitarian Universalist Association of Congregations. We also have received letters from the proponent dated December 23, 2009 and January 5, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

January 6, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 7, 2009

The proposal requests that Verizon amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and to substantially implement the policy.

We are unable to concur in your view that Verizon may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

January 5, 2010

By email to shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

Re: Verizon Communications Inc. 2010 Annual Meeting Shareholder Proposal of the Unitarian Universalist Association of Congregations

Ladies and Gentlemen:

This letter is in response to the December 7 letter from Mary Louise Weber of Verizon Communications, Inc. (Company) requesting that the SEC allow the Company to exclude the shareholder proposal submitted the Unitarian Universalist Association. We believe their request is groundless and we urge you to deny it.

Their objection is on two grounds: (1) that the verification of beneficial ownership was dated incorrectly and (2) that the proposal contains misleading statements. I will address these two concerns in order.

(1) The cover letter of the proposal submission was dated November 16, the day the letter was drafted. The letter was sent on November 18 by Federal Express. The letter said in part "Verification that we are beneficial owners of at least the required numbers shares of Verizon Communications, Inc. will be provided upon request." We received such a request from the Company on November 25. We then obtained a letter from our custodial bank stating that as of November 16, 2009 State Street Bank held 176 shares of the Company's stock in our account. On December 7, Verizon then filed a no action letter with the SEC noting the discrepancy between the date referenced in the ownership statement and the date the resolution was filed. On December 9 the UUA sent a revised statement of beneficial ownership from State Street Bank confirming that the UUA had held the required shares continuously for one year as of November 18. On December 10 Ms. Weber notified us that the revised statement of beneficial ownership from State Street Bank had been received, but that the file was corrupted and unreadable. Later the same day, December 10, the UUA resent the ownership confirmation letter. We believe that we have fulfilled the requirements of the SEC rules in proving ownership at the time of filing in a timely manner.

(2) The proposal in no way includes misleading statements. The first clause of the filing makes absolutely clear the distinction between sexual orientation



protection, which Verizon covers in its EEO policy, and gender identity protection, which it does not:

"**Verizon Communications, Inc.** does not explicitly prohibit discrimination based on gender identity or expression in its written employment policy, yet Verizon's policy already does explicitly prohibit discrimination based on sexual orientation"

Sexual orientation and gender identity non-discrimination policies are referenced in the supporting clauses because many companies link these protections in their policies. Each of the supporting clauses makes clear which of the protections it is referencing. The resolution itself asks that the company have policies prohibiting discrimination on the basis of both classes. Taken as a whole we believe that the resolution is clear that the Company currently has a sexual orientation non-discrimination policy and that the shareholders are asking that they add gender identity protections. This proposal is in no way misleading.

Very truly yours,

Timothy Brennan
Treasurer and Chief Financial Officer

Cc: Mary Louise Weber, Verizon Communications, Inc.

Mary Louise Weber
Assistant General Counsel



Verizon Communications Inc.
One Verizon Way, VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 4, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc.
Supplement to Letters Dated December 7, 2009, and December 15, 2009, Relating to Shareholder Proposal of the Unitarian Universalist Association of Congregations

Ladies and Gentlemen:

I refer to my letters dated December 7, 2009 (the "December 7 Letter") and December 15, 2009 (the "December 15 Letter"), pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Unitarian Universalist Association of Congregations (the "Proponent") may properly be omitted from the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). The December 15 Letter supplemented the December 7 Letter in order to provide the Staff with additional relevant correspondence received from the Proponent subsequent to the December 7 Letter. This letter is in response to a letter to the Staff dated December 23, 2009 from the proponent (the "Proponent's Letter"). In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent.

I. The Proponent's Letter Fails to Refute Verizon's Argument that the Proposal May be Excluded From the 2010 Proxy Materials Under Rule 14a-8(f).

As previously discussed on pages 4 and 5 of the December 15 Letter, the Staff has emphasized that when submitting a proposal or transmitting a response to a notice of defect, a proponent has the responsibility to ensure that his or her correspondence with the company is received. The Proponent's Letter does not dispute that the

Proponent had the responsibility to ensure that a written statement satisfying the requirements of Rule 14a-8(b) was provided to Verizon by December 9, 2009. The Proponent's Letter also does not dispute the facts that on December 9, 2009 the Proponent sent Verizon an email with an attached corrupted file which could not be opened, that the cover email indicated that a revised letter from State Street Bank would be faxed later that day and that neither the Proponent nor State Street Bank sent a fax that day. As a result, on December 9, 2009, Verizon had no way of ascertaining whether the file that the Proponent intended to transmit contained a letter from State Street Bank that complied with the requirements of Rule 14a-8(b). Rule 14a-8(b) does not require the company to make assumptions and inferences, which may or may not be accurate. It was the Proponent's responsibility, not Verizon's, to ensure that Verizon received the revised letter on a timely basis no later than December 9, 2009.

For the reasons set forth above, and in the December 7 Letter and the December 15 Letter, Verizon continues to believe that it may properly omit the Proposal from its 2010 proxy materials pursuant to Rule 14a-8(f).

II. The Proponent's Letter Fails to Refute Verizon's Argument that the Proposal May Be Excluded From the 2010 Proxy Materials Under Rule 14a-8(i)(3).

Verizon also continues to believe, as discussed in the December 7 Letter, that the Proposal properly may be omitted from its 2010 proxy materials under Rule 14a-8(i)(3) because internal inconsistencies within the proposal render it impermissibly vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9. The explanation offered in the Proponent's Letter for the repeated and irrelevant references to discrimination based on sexual orientation – that many other companies link gender identity and sexual orientation protections in their policies – is of no relevance to Verizon or its shareholders. In light of the acknowledged fact that Verizon expressly prohibits discrimination based on sexual orientation, the repeated references to this particular protected category, as opposed to any others, are impermissibly confusing, so that shareholders cannot determine with any reasonable certainty what measures the Proposal requires.

III. Conclusion

For the reasons set forth above and in the December 7 Letter and the December 15 Letter, Verizon believe that Proposal may be properly omitted from the 2010 proxy materials pursuant to Rule 14a-8(f) and Rule 14a-8(i)(3) and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations



UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

December 23, 2009

By email to shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

Re: Verizon Communications Inc. 2010 Annual Meeting Shareholder Proposal of the Unitarian Universalist Association of Congregations

Ladies and Gentlemen:

This letter is in response to the December 7 letter from Mary Louise Weber of Verizon Communications, Inc. (Company) requesting that the SEC allow the Company to exclude the shareholder proposal submitted the Unitarian Universalist Association. We believe their request is groundless and we urge you to deny it.

Their objection is on two grounds: (1) that the verification of beneficial ownership was dated incorrectly and (2) that the proposal contains misleading statements. I will address these two concerns in order.

(1) The cover letter of the proposal submission was dated November 16, the day the letter was drafted. The letter was sent on November 18 by Federal Express. The letter said in part "Verification that we are beneficial owners of at least the required numbers shares of Verizon Communications, Inc. will be provided upon request." We received such a request from the Company on November 25. We then obtained a letter from our custodial bank stating that as of November 16, 2009 State Street Bank held 176 shares of the Company's stock in our account. On December 7, Verizon then filed a no action letter with the SEC noting the discrepancy between the date referenced in the ownership statement and the date the resolution was filed. On December 9 the UUA sent a revised statement of beneficial ownership from State Street Bank confirming that the UUA had held the required shares continuously for one year as of November 18. On December 10 Ms. Weber notified us that the revised statement of beneficial ownership from State Street Bank had been received, but that the file was corrupted and unreadable. Later the same day, December 10, the UUA resent the ownership confirmation letter. We believe that we have fulfilled the requirements of the SEC rules in proving ownership at the time of filing in a timely manner.

(2) The proposal in no way includes misleading statements. The first clause of the filing makes absolutely clear the distinction between sexual orientation

protection, which Verizon covers in its EEO policy, and gender identity protection, which it does not:

"**Verizon Communications, Inc.** does not explicitly prohibit discrimination based on gender identity or expression in its written employment policy, yet Verizon's policy already does explicitly prohibit discrimination based on sexual orientation"

Sexual orientation and gender identity non-discrimination policies are referenced in the supporting clauses because many companies link these protections in their policies. Each of the supporting clauses makes clear which of the protections it is referencing. The resolution itself asks that the company have policies prohibiting discrimination on the basis of both classes. Taken as a whole we believe that the resolution is clear that the Company currently has a sexual orientation non-discrimination policy and that the shareholders are asking that they add gender identity protections. This proposal is in no way misleading.

Very truly yours,



Timothy Brennan
Treasurer and Chief Financial Officer

Cc: Mary Louise Weber, Verizon Communications, Inc.

Mary Louise Weber
Assistant General Counsel


verizon

Verizon Communications Inc.
One Verizon Way, VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

December 15, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc.
Supplement to Letter Dated December 7, 2009
Relating to Shareholder Proposal of the
Unitarian Universalist Association of Congregations

Ladies and Gentlemen:

I refer to my letter dated December 7, 2009 (the "December 7 Letter"), pursuant to which Verizon Communications Inc. ("Verizon") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Unitarian Universalist Association of Congregations (the "Proponent") may properly be omitted from the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). This letter supplements the December 7 Letter in order to provide the Staff with additional relevant correspondence received from the Proponent subsequent to the December 7 Letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent.

Subsequent to the submission of the December 7 Letter, Verizon received correspondence from the Proponent via email and facsimile transmission on December 8, 2009 (the "December 8 Correspondence") attaching a letter from State Street Bank dated December 8, 2009 (the "December 8 State Street Letter") relating to the Proponent's ownership of Verizon stock. The December 8 State Street Letter verifies continuous ownership of more than $2,000 of Verizon stock by the Proponent for more than one year as of November 16, 2009. A copy of the December 8 Correspondence, together with the December 8 State Street Letter, is attached as Exhibit A.

The December 8 State Street Letter fails to satisfy the requirements of Rule 14a-8(b). Pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's continuous ownership of at least $2,000 of Verizon shares from November 18, 2008 (one year prior to the date of submission) through November 18, 2009 (the date of submission). The December 8 State Street Letter fails to verify ownership for the period from November 16, 2009 to November 18, 2009.

On December 9, 2009, Verizon received additional correspondence from the Proponent via email (the "December 9 Correspondence"). The December 9 Correspondence purported to attach an amended version of the December 8 State Street Letter and stated, "This will also be faxed to you later this afternoon." However, the Proponent did not send Verizon a fax on December 9, 2009. Moreover, the file attached to the December 9 Correspondence was defective. When we tried to open it, we received a message, stating "There was an error opening this document. The file is damaged and could not be repaired."[1] As a result, the December 9 Correspondence, which is attached hereto as Exhibit B, is the only correspondence sent by the Proponent to, and received by, Verizon on December 9, 2009. The December 9 Correspondence did not include a letter from State Street Bank.

On December 10, 2009, Verizon informed the Proponent by email that, despite the Proponent's statement in the December 9 Correspondence that the email attachment would be faxed to Verizon later that afternoon, Verizon had not received a fax the prior day and that the file attached to the December 9 Correspondence was defective and could not be opened. A copy of Verizon's email message to the Proponent is attached as Exhibit C. Later that day, Verizon received correspondence from the Proponent via email and facsimile transmission (the "December 10 Correspondence") attaching a letter from State Street Bank dated December 9, 2009 (the "December 9 State Street Letter") relating to the Proponent's ownership of Verizon stock. The December 9 State Street Letter verified the Proponent's continuous ownership of at least $2,000 of Verizon shares for more than one year as of November 18, 2009. A copy of the December 10 Correspondence, together with the December 9 State Street Letter, is attached as Exhibit D.

Verizon continues to believe that the Proponent did not timely furnish a proper letter in response to Verizon's letter dated November 24, 2009, requesting proof of eligibility, a copy of which is attached as Exhibit B to the December 7 Letter (the "Notification Letter"). Regardless of the facial date of the December 9 State Street Letter, it was not provided by the Proponent until December 10, 2009, and thus was not mailed or electronically transmitted to Verizon within 14 days of the Proponent's receipt

---

[1] If it would be helpful to the Staff in reviewing this matter, we will forward to the Staff the email with the defective attachment forming part of the December 9 Correspondence.

of the Notification Letter on November 25, 2009 (as established by the Federal Express confirmation contained in Exhibit B to the December 7, 2009 Letter) as required by Rule 14a-8(f)(1). The Proponent may assert that the December 9 State Street Letter was included in the December 9 Correspondence, but there is no evidence to support this assertion. Sending a defective file by email is no different than mailing an empty envelope or sending a blank sheet of paper over the fax. In neither case can it be said that what may have been intended to be sent was actually sent. The only letters from the record holder of the Proponent's shares relating to the Proponent's ownership of Verizon stock provided to Verizon prior to the December 9, 2009 deadline for responding the Notification Letter were (1) the letter from State Street Bank dated November 30, 2009 described in the December 7 Letter and (2) the December 8 State Street Letter. For the reasons discussed in the December 7 Letter and above, neither of these letters establishes that the Proponent meets the eligibility requirements of Rule 14a-8(b)(1).

In the interest of complete clarity, the sequence of the correspondence referred to in the December 7 letter and in this letter is summarized below.

Date	Correspondence
November 18, 2009	Proponent sends the Proposal to Verizon via Federal Express.
November 20, 2009	Verizon receives the Proposal from the Proponent with no documentation establishing that the Proponent meets the eligibility requirements of Rule 14a-8(b)(1).
November 24, 2009	Verizon sends the Proponent by Federal Express the Notification Letter pursuant to Rule 14a-8(f)(1).
November 25, 2009	The Proponent receives the Notification Letter.
November 30, 2009	The Proponent faxes to Verizon a letter from State Street dated November 30, 2009 which fails to establish the Proponent's continuous ownership of Verizon stock in excess of $2,000 for at least one year prior to the date the Proponent submitted the Proposal.

Date	Correspondence
December 7, 2009	Verizon submits its no action request to the Staff of the SEC and provides a copy to the Proponent.
December 8, 2009	The Proponent sends to Verizon by email and fax a letter from State Street dated December 8, 2009 which fails to establish the Proponent's continuous ownership of Verizon stock in excess of $2,000 for at least one year prior to the date the Proponent submitted the Proposal.
December 9, 2009	The Proponent sends an email to Verizon referencing another letter from State Street, but does not, in fact, provide that letter to Verizon.
December 9, 2009	Last day for the Proponent to respond to the Notification Letter received by the Proponent on November 25, 2009.
December 10, 2009	Verizon informs the Proponent that Verizon did not receive another letter from State Street Bank on December 9, 2009 (the deadline for responding to the Notification Letter).
December 10, 2009	The Proponent sends to Verizon by email and fax a letter from State Street Bank dated December 9, 2009.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and that a failure to provide appropriate documentation within the requisite number of days of receipt of a request from the company justifies omission from the company's proxy materials. See *General Motors Corporation* (March 21, 2006); *H.J. Heinz Company* (May 23, 2006); *American International Group* (March 15, 2006); *Nationwide Financial Services, Inc.* (February 21, 2006); *The Mills Corporation* (March 15, 2005); and *Nabors Industries Ltd.* (March 8, 2005). The Staff has emphasized that proponents have the responsibility to ensure that their correspondence with the company is received. For example, in Section C.3.d of Staff Legal Bulletin No. 14, the Staff states, "A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices." Likewise, in Section F of Staff Legal Bulletin No. 14C, addressing the transmittal of a response to a notice of defect, the Staff states:

> A shareholder proponent is encouraged to submit a proposal or a response to a notice of defects by a means that allows him or her to determine when the proposal or response was received by the company, such as by facsimile. However, if the shareholder proponent transmits these materials by facsimile, the shareholder proponent should ensure that he or she has obtained the correct facsimile number for making such submissions.

Clearly, if a shareholder proponent transmits a response to a notice of defect by email, the shareholder proponent should ensure that he or she is using the correct email address and that the response is properly included in the email. It was the Proponent's responsibility to provide appropriate documentation establishing the Proponent's eligibility under Rule 14a-8(b)(1) within 14 days of receipt of Verizon's written request, but the Proponent failed to do so. Accordingly, Verizon continues to believe that it may properly omit the Proposal from its 2010 proxy materials pursuant to Rule 14a-8(f).

Verizon also continues to believe, as discussed in the December 7 Letter, that the Proposal properly may be omitted from its 2010 proxy materials under Rule 14a-8(i)(3) because it is materially false and misleading in violation of Rule 14a-9.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (617) 367-3237.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations

EXHIBIT "A"

Weber, Mary Louise

From: Tim Brennan [TBrennan@uua.org]
Sent: Tuesday, December 08, 2009 8:24 PM
To: Weber, Mary Louise; shareholderproposals@sec.gov
Subject: RE: Verizon Communications No-Action Request (UUA)
Attachments: 20091208155534931.pdf

Mary Louise,

Attached is a letter from State Street Bank, our custodian, clarifying that the UUA has held our shares CONTINUOUSLY for one year. This was also sent to you by fax today.

By the way, you are the first company ever to object to the standard letter issued by State Street.

Best regards,

Tim

Tim Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108
p 617-948-4305 f 617-367-3237
http://www.uua.org/aboutus/finance/

From: Weber, Mary Louise [mailto:mary.l.weber@verizon.com]
Sent: Monday, December 07, 2009 12:20 PM
To: shareholderproposals@sec.gov
Cc: Tim Brennan
Subject: Verizon Communications No-Action Request (UUA)

Dear Sir or Madam,

On behalf of Verizon Communications Inc., I am submitting herewith a no-action request with respect to a shareholder proposal submitted by the Unitarian Universalist Association of Congregations for inclusion in the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders.

Please do not hesitate to contact me if you should have any questions or need additional information. A copy of this request is being sent by email and overnight courier to the proponent.

Sincerely,
Mary Louise Weber

Mary Louise Weber
Assistant General Counsel
One Verizon Way, Mail Code VC54S440
Basking Ridge, NJ 07920



STATE STREET

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

Tuesday, December 08, 2009

Rachel Daugherty
Unitarian Universalist Association
25 Beacon St.
Boston, MA 02108

Dear Rachel:

As of November 16, 2009, State Street Bank has held 176 shares of VERIZON COMMUNICATIONS, CUSIP 92343V104, Ticker VZ, continuously for more than one year on behalf of the Unitarian Universalist Association as beneficial owner.

Regards,

Andrew Girard
Client Service Manager
State Street Bank & Trust

UNITARIAN UNIVERSALIST ASSOCIATION

FAX

TO: ATTN: Mary Louise Weber	FROM: Timothy Brennan
COMPANY: Unitarian Universalist Association	DATE: December 8, 2009
FAX NUMBER: 908-696-2068	TOTAL NO. OF PAGES, INCLUDING COVER: 2
PHONE NUMBER: 617-948-4305	SENDER'S REFERENCE NUMBER:
RE: Shareholder Resolution: confirmation of share ownership	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

Ms.Weber,

Included with this fax is an amended letter from our custodial bank, State Street, confirming that the Unitarian Universalist Association has continuously owned over the requisite number of shares in order to file for over one year.

Please do not hesitate to contact me if you have any further questions.

Thank you,

Tim Brennan


STATE STREET

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

Tuesday, December 08, 2009

Rachel Daugherty
Unitarian Universalist Association
25 Beacon St.
Boston, MA 02108

Dear Rachel:

As of November 16, 2009, State Street Bank has held 176 shares of VERIZON COMMUNICATIONS, CUSIP 92343V104, Ticker VZ, continuously for more than one year on behalf of the Unitarian Universalist Association as beneficial owner.

Regards,

Andrew Girard
Client Service Manager
State Street Bank & Trust

EXHIBIT "B"

Weber, Mary Louise

From: Rachel Daugherty [RDaugherty@uua.org]
Sent: Wednesday, December 09, 2009 10:11 AM
To: Weber, Mary Louise
Subject: Verification of Share Owndership
Attachments: share confirm.pdf

Ms. Weber-

Please disregard the share confirmation letter that was faxed to you yesterday. Attached is the amended version of the letter. This will also be faxed to you later this afternoon.

Please do not hesitate to contact Tim Brennan or myself if you have any questions.

Regards,
Rachel

~~~~~~~~~~~~~~~~~~~~~

// Rachel Daugherty //
Assistant to the Treasurer
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108
p 617.948.4306
f 617.367.3237

www.uua.org/finance
~~~~~~~~~~~~~~~~~~~~~

EXHIBIT "C"

Weber, Mary Louise

From: Weber, Mary Louise
Sent: Thursday, December 10, 2009 11:42 AM
To: 'Tim Brennan'
Subject: FW: Verification of Share Owndership
Attachments: share confirm.pdf; Revised UUA stock verification letter.PDF

Tim,

I received a message that Rachel is out of the office.

Regards,
Mary Louise Weber

Mary Louise Weber
Assistant General Counsel
One Verizon Way, Mail Code VC54S440
Basking Ridge, NJ 07920
(908) 559-5636
mary.l.weber@verizon.com

From: Weber, Mary Louise
Sent: Thursday, December 10, 2009 11:28 AM
To: 'rdaugherty@uua.org'
Subject: FW: Verification of Share Owndership

Rachel,

We did not receive a fax from you or your broker yesterday. Attached is the only fax that we received from you prior to the deadline for responding to my November 24, 2009 letter. The file attached to your email is corrupted and we cannot open it.

Regards,
Mary Louise Weber

Mary Louise Weber
Assistant General Counsel
One Verizon Way, Mail Code VC54S440
Basking Ridge, NJ 07920
(908) 559-5636
mary.l.weber@verizon.com

From: Rachel Daugherty [mailto:RDaugherty@uua.org]
Sent: Wednesday, December 09, 2009 10:11 AM
To: Weber, Mary Louise
Subject: Verification of Share Owndership

Ms. Weber-

Please disregard the share confirmation letter that was faxed to you yesterday. Attached is the amended version of the letter. This will also be faxed to you later this afternoon.

Please do not hesitate to contact Tim Brennan or myself if you have any questions.

Regards,
Rachel

~~~~~~~~~~~~~~~~~~~~~~

// Rachel Daugherty //
Assistant to the Treasurer
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108
p 617.948.4306
f 617.367.3237

www.uua.org/finance
~~~~~~~~~~~~~~~~~~~~~~

EXHIBIT "D"

Weber, Mary Louise

From: Tim Brennan [TBrennan@uua.org]
Sent: Thursday, December 10, 2009 3:09 PM
To: Weber, Mary Louise
Cc: Rachel Daugherty
Subject: RE: Verification of Share Owndership
Attachments: 20091209092803174.pdf

Mary Louise,

The confirmation letter is attached. Let me know if you have any trouble opening it. It opens fine on my computer.

Tim

Tim Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108
p 617-948-4305 f 617-367-3237
http://www.uua.org/aboutus/finance/

From: Weber, Mary Louise [mailto:mary.l.weber@verizon.com]
Sent: Thursday, December 10, 2009 11:42 AM
To: Tim Brennan
Subject: FW: Verification of Share Owndership

Tim,

I received a message that Rachel is out of the office.

Regards,
Mary Louise Weber

Mary Louise Weber
Assistant General Counsel
One Verizon Way, Mail Code VC54S440
Basking Ridge, NJ 07920
(908) 559-5636
mary.l.weber@verizon.com

From: Weber, Mary Louise
Sent: Thursday, December 10, 2009 11:28 AM
To: 'rdaugherty@uua.org'
Subject: FW: Verification of Share Owndership

Rachel,

We did not receive a fax from you or your broker yesterday. Attached is the only fax that we received from you prior to the deadline for responding to my November 24, 2009 letter. The file attached to your email is corrupted and we cannot open it.

Regards,
Mary Louise Weber

Mary Louise Weber
Assistant General Counsel
One Verizon Way, Mail Code VC54S440
Basking Ridge, NJ 07920
(908) 559-5636
mary.l.weber@verizon.com

From: Rachel Daugherty [mailto:RDaugherty@uua.org]
Sent: Wednesday, December 09, 2009 10:11 AM
To: Weber, Mary Louise
Subject: Verification of Share Owndership

Ms. Weber-

Please disregard the share confirmation letter that was faxed to you yesterday. Attached is the amended version of the letter. This will also be faxed to you later this afternoon.

Please do not hesitate to contact Tim Brennan or myself if you have any questions.

Regards,
Rachel

~~~~~~~~~~~~~~~~~~~~~

// Rachel Daugherty //
Assistant to the Treasurer
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108
p 617.948.4306
f 617.367.3237

www.uua.org/finance
~~~~~~~~~~~~~~~~~~~~~



STATE STREET

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

Wednesday, December 09, 2009

Rachel Daugherty
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108

Dear Rachel:

As of November 18th, 2009, State Street Bank has held 176 shares of VERIZON COMMUNICATIONS, CUSIP 92343V104, Ticker VZ, continuously for more than one year on behalf of the Unitarian Universalist Association as beneficial owner.

Regards,



Andrew Girard
Client Service Manager
State Street Bank & Trust

UNITARIAN UNIVERSALIST ASSOCIATION

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
ATTN: Mary Louise Weber	Timothy Brennan
COMPANY:	DATE:
Unitarian Universalist Association	December 10, 2009
FAX NUMBER:	TOTAL NO. OF PAGES, INCLUDING COVER:
908-696-2068	2
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
617-948-4305	
RE:	YOUR REFERENCE NUMBER:
Shareholder Resolution: confirmation of share ownership	

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

Ms.Weber,

Included with this fax is an amended letter from our custodial bank, State Street, confirming that the Unitarian Universalist Association has continuously owned over the requisite number of shares in order to file for over one year.

Please do not hesitate to contact me if you have any further questions.

Thank you,

Tim Brennan 


STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

Wednesday, December 09, 2009

Rachel Daugherty
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108

Dear Rachel:

As of November 18th, 2009, State Street Bank has held 176 shares of VERIZON COMMUNICATIONS, CUSIP 92343V104, Ticker VZ, continuously for more than one year on behalf of the Unitarian Universalist Association as beneficial owner.

Regards,

Andrew Girard
Client Service Manager
State Street Bank & Trust

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 7, 2009

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Shareholder Proposal of the Unitarian Universalist
Association of Congregations

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 20, 2009, Verizon received a shareholder proposal and supporting statement (the "Proposal") from the Unitarian Universalist Association of Congregations (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). A copy of the Proposal, together with the transmittal letter and Federal Express shipping label, is attached as Exhibit A to this letter. For the reasons stated below, Verizon intends to omit the Proposal from its 2010 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2010 proxy materials.

I. Introduction.

The Proposal, which is captioned "*Gender Identity Non-Discrimination Policy,*" consists of a six paragraph preamble, a resolution and a supporting statement. The resolution reads as follows:

> ***Resolved:*** *The Shareholders request that* ***Verizon Communications, Inc.,*** *amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression, and to substantially implement the policy.*

Verizon believes that the Proposal may be properly omitted from its 2010 proxy materials (1) under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(b); and (2) under Rule 14a-8(i)(3) because the Proposal is impermissibly false and misleading in violation of Rule 14a-9.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2010 proxy materials.

II. Bases for Excluding the Proposal.

A. The Proposal May be Excluded from the 2010 Proxy Materials Pursuant to Rule 14a-8(f) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

As evidenced by the Federal Express shipping label included in Exhibit A, the Proponent submitted the Proposal to Verizon on November 18, 2009. The submission did not include documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b)(1). Instead, the Proponent stated in the transmittal letter that verification of beneficial ownership of the requisite number of Verizon securities "will be provided upon request." After determining that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1) on November 24, 2009, Verizon sent a letter to the Proponent via Federal Express (the "Notification Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of Verizon stock continuously for at least one year prior to the date of submission of the Proposal. The Notification Letter also advised the Proponent that such written statement had to be submitted to Verizon within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14") relating to eligibility and procedural issues, the Notification Letter included a copy of Rule 14a-8. Verizon received confirmation from Federal Express that the Notification Letter was delivered to the Proponent's place of business on November 25, 2009. A copy of the Notification Letter is attached as Exhibit B to this letter.

On November 30, 2009, the Proponent faxed to Verizon a letter dated November 30, 2009 (the "Response Letter") from State Street Bank ("State Street"), stating that, as of November 16, 2009, State Street held 176 shares of Verizon Communications, Inc. common stock in the account of "UUA Socially Responsible Investing." The Response Letter further states: "The shares have been held in custody for more than one year." A copy of the Response Letter is attached as Exhibit C to this letter.

Although the Response Letter was timely sent to Verizon, it fails to satisfy the requirements of Rule 14a-8(b). Pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's *continuous* ownership of at least $2,000 of Verizon shares from November 18, 2008 (one year prior to the date of submission) through November 18, 2009 (the date of submission). In the Response Letter, State Street does not make any such statement. Instead, as noted above, State Street merely indicates (1) how many shares UUA Socially Responsible Investing owned on November 16, 2009 (two days prior to the date of the submission) and (2) the shares have been held in custody for more than one year. These two statements, taken together, do not verify *continuous* ownership by the Proponent of at least $2,000 of Verizon stock from November 18, 2008 through November 18, 2009. Moreover, there is no indication that the account holder, UUA Socially Responsible Investing, is the same legal entity as the Proponent.[1]

In Section C.1.c. (3) of SLB No. 14, the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same**

---

[1] The Proponent may assert that the Response Letter should be read as meaning the shares have been held for more than one year as of November 30, 2009 (instead of as of November 16, 2009). This alternative reading does not verify continuous ownership by the Proponent of at least $2,000 of Verizon stock from November 18, 2008 through November 18, 2009.

> **year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The defect in the Response Letter is precisely the defect described in the example above. The Response Letter confirms that the Proponent owned the requisite number of Verizon shares on a date two days prior to the date of the Proponent's submission, but fails to demonstrate continuous ownership of the shares for a period of one year as of the time the Proponent submitted the proposal.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *General Motors Corporation* (April 5, 2007) (account summary insufficient verification of continuous ownership); *Yahoo! Inc.* (March 29, 2007) (broker's letter did not specifically verify continuous ownership); *The Home Depot, Inc.* (February 5, 2007) (broker's letter verifying ownership "for the past year" was insufficient to provide proof of ownership for requisite period); *General Electric Company* (January 16, 2007) (brokerage statement insufficient); and *International Business Machines Corporation* (November 16, 2006) (broker's letter dated before date of submission did not verify continuous ownership for requisite period).

While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification was deficient. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, Verizon believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by Verizon.

B. Verizon May Exclude the Proposal Under Rule 14a-8(i)(3) Because the Proposal is Impermissibly False and Misleading in Violation of Rule 14a-9

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has stated that reliance on Rule 14a-8(i)(3) to exclude a proposal may be appropriate when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – *this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result*" [emphasis added] Division of Corporation Finance Staff Legal Bulletin No. 14B (September 15, 2004).

Verizon believes that the Proposal may be properly excluded under Rule 14a-8(i)(3), because the Proposal, which is purportedly about prohibiting discrimination based on gender identity, contains numerous impermissibly false, misleading and irrelevant references to discrimination based on sexual orientation. After perfunctorily acknowledging that Verizon already explicitly prohibits discrimination based on sexual orientation in its employment policies, the Proposal proceeds to refer to discrimination on the basis of sexual orientation in five of the remaining seven paragraphs, *including in the resolution itself* (requesting that Verizon amend its written policy to "explicitly prohibit discrimination based on sexual orientation…"). The effect of these references to "sexual orientation" is to create the materially false and misleading impression that Verizon's employment policies do not expressly prohibit discrimination on the basis of sexual orientation, when in fact they do. [2] Verizon believes that this defect in the description of the subject matter of the vote – the confusing co-mingling of sexual orientation-based discrimination with gender identity-based discrimination – renders the entire Proposal materially false and misleading in violation of Rule14a-9, because the shareholders cannot determine with any reasonable certainty what measures the proposal requires. The confusion is compounded by the reference to an unrelated company, Wal-Mart, in the last sentence of the supporting statement.

Exclusion of the Proposal under Rule 14a-8(i)(3) is consistent with the Staff's position in *General Electric Company* (January 26, 2009), *Verizon Communications Inc.* (February 21, 2008) and *The Boeing Co.* (February 18, 1998). In each of these instances, the Staff agreed that the proposal may be excluded under Rule 14a-8(i)(3) because internal inconsistencies within the proposal rendered the proposal impermissibly vague and indefinite and, thus, misleading in violation of Rule 14a-9.

---

[2] Verizon's Code of Conduct, which can be accessed online at http://investor.verizon.com/corp_gov/code_conduct.aspx, provides on page 4:

> Verizon is committed to attracting, developing and retaining a highly qualified, diverse and dedicated work force. It is Verizon's policy to comply fully with all laws providing equal opportunity to all persons without regard to race, color, religion, gender, *sexual orientation*, age, national origin, disability, military service or status, veteran status, marital status, citizenship status, or any other protected category under federal, state or local law. … Verizon has a policy of zero tolerance for discrimination, sexual harassment or other unlawful harassment based on age, race, color, national origin, religion, gender, *sexual orientation*, disability or any other legally protected category under federal, state or local law. [emphasis added]

III. Conclusion.

Verizon believes that the Proposal may be omitted in its entirety from its 2010 proxy materials (1) under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(b); and (2) under Rule 14a-8(i)(3) because the Proposal contains impermissibly misleading statements in violation of Rule 14a-9. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2010 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (617) 367-3237.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures
cc: Mr. Timothy Brennan



EXHIBIT "A"

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 *tel*
617 367 3237 *fax*

www.uua.org

BY OVERNIGHT MAIL

November 16, 2009

11-20-09A02:45 RCVD

Mr., Ivan G. Seidenberg
President and Chief Executive Officer
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, NY 10007

Dear Mr. Seidenberg:

The Unitarian Universalist Association of Congregations ("UUA"), holder of 4086 shares in Verizon Communications Inc. ("Company"), is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Company amend its written equal employment opportunity policy to explicitly prohibit discrimination based on gender identity and expression. This is substantially similar to the resolution we filed at the 2008 annual meeting and which received support from 17% of the outstanding shares.

This resolution is submitted by the Unitarian Universalist Association of Congregations, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $135 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

Verification that we are beneficial owners of at least the required numbers shares of Verizon Communications, Inc. will be provided upon request. If you have questions or wish to discuss the proposal, you may contact me at 617-948-4305 or tbrennan@uua.org.

Yours very truly,

Tim Brennan
Treasurer and Chief Financial Officer

Enclosure: Shareholder resolution to prohibit discrimination based on gender identity

Affirming the Worth and Dignity of All People

GENDER IDENTITY NON-DISCRIMINATION POLICY

Whereas: Verizon Communications, Inc. does not explicitly prohibit discrimination based on gender identity or expression in its written employment policy, yet Verizon's policy already does explicitly prohibit discrimination based on sexual orientation;

Over 30% of the Fortune 500 companies have adopted written nondiscrimination policies prohibiting harassment and discrimination on the basis of gender identity, as well as 400 leading private sector companies and eight-five U.S. colleges and universities, according to the Human Rights Campaign;

Ninety three City and County Governments and twelve States have passed clear gender identity and expression legislative protections including California, Colorado, the District of Columbia, Hawaii, Illinois, Maine, Minnesota, New Mexico, Pennsylvania, Rhode Island, Vermont and Washington;

Over 350 U.S. based human rights organizations and every U.S. State civil rights advocacy group has endorsed national legislation explicitly prohibiting discrimination based on sexual orientation as well as gender identity.

Our company has operations in, and makes sales to institutions in States and Cities that currently prohibit discrimination on the basis of sexual orientation and gender identity;

We believe that corporations that prohibit discrimination both on the basis of sexual orientation and gender identity have a competitive advantage in recruiting and retaining employees from the widest talent pool.

Resolved: The Shareholders request that **Verizon Communications, Inc.,** amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and gender identity or expression and to substantially implement the policy.

Supporting Statement: Employment discrimination on the basis of sexual orientation and gender identity diminishes employee morale and productivity. Because state and local laws are inconsistent with respect to such employment discrimination, our company would benefit from a consistent, corporate-wide policy to enhance efforts to prevent discrimination, resolve complaints internally, and ensure a respectful and supportive atmosphere for all employees. Wal-Mart will enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

EXHIBIT "B"

Mary Louise Weber
Assistant General Counsel



One Verizon Way
VC54S440
Basking Ridge, New Jersey 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

November 24, 2009

Via Federal Express

Timothy Brennan
Treasurer and Chief Financial Officer
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Dear Mr. Brennan:

I am writing to acknowledge receipt on November 20, 2009, of the shareholder proposal submitted by the Unitarian Universalist Association of Congregations (the "Association") for inclusion in Verizon Communications Inc.'s proxy statement for the 2010 annual meeting of shareholders. Under the Securities and Exchange Commission's (the "SEC") proxy rules, in order to be eligible to submit a proposal for the 2010 annual meeting, the proponent must have continuously held at least $2,000, or 1%, in market value of Verizon's common stock for a period of at least one year as of time that the proponent submits the proposal. In addition, the proponent must continue to hold at least this amount of the stock through the date of the annual meeting. I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

Our records indicate that the Association is not a registered holder of Verizon common stock. Please provide a written statement from the record holder of the Association's shares verifying that, at the time the Association submitted the proposal, it had beneficially held the requisite number of shares of Verizon common stock continuously for at least a one year period and that it continues to hold such shares. The SEC rules require that this documentation be postmarked or transmitted electronically to us no later than 14 days from the day you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2010 annual meeting.

Please do not hesitate to contact me if you have any questions.

Very truly yours,



Mary Louise Weber

Attachment

Cc: William Horton

240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

EXHIBIT "C"

UNITARIAN UNIVERSALIST ASSOCIATION

FACSIMILE TRANSMITTAL SHEET

TO: ATTN: Mary Louise Weber	FROM: Timothy Brennan
COMPANY: Unitarian Universalist Association	DATE: November 30, 2009
FAX NUMBER: 908-696-2068	TOTAL NO. OF PAGES, INCLUDING COVER: 2
PHONE NUMBER: 617-948-4305	SENDER'S REFERENCE NUMBER:
RE: Shareholder Resolution: confirmation of share ownership	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

Ms. Weber,

Included with this fax is a letter from our custodial bank, State Street, confirming that the Unitarian Universalist Association has owned over the requisite number of shares in order to file for over one year.

Please do not hesitate to contact me if you have any further questions.

Thank you,

Tim Brennan



STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169

Monday, November 30, 2009

Rachel Daugherty
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108

Dear Rachel:

As of November 16th, 2009, State Street Bank held 176 shares of VERIZON COMMUNICATIONS, CUSIP 92343V104, Ticker VZ, in account FISMA & OMB Memorandum M-07-16 UUA Socially Responsible Investing. The shares have been held in custody for more than one year.

Please contact me if you have any questions or require further information,

Sincerely,

Andrew Girard
Client Service Manager
State Street Bank & Trust